SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    __________

                                  SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                (Amendment No. 2)
                                    __________

                            MOORCO INTERNATIONAL INC.
                            (Name of Subject Company)

                            MOORCO INTERNATIONAL INC.
                        (Name of Person Filing Statement)


                      Common Stock, Par Value $.01 per Share
                 (and Associated Preferred Stock Purchase Rights)
                          (Title of Class of Securities)


                                    61559L100
                      (CUSIP Number of Class of Securities)


                              JAMES J. NELSON, ESQ.
                         Vice President, General Counsel
                                  and Secretary
                            Moorco International Inc.
                       2800 Post Oak Boulevard, Suite 5701
                            Houston, Texas 77056-6111
                                  (713) 993-0999
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                    on behalf of the person filing statement)


                                     Copy to:

                               DANIEL A. NEFF, ESQ.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                  (212) 403-1000

                   This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on May 19, 1995, as amended by Amendment No. 1 filed with the Commission on May 24, 1995 (as so amended, the "Schedule 14D-9"), by Moorco International Inc., a Delaware corporation (the "Company" or "Moorco"), relating to the tender offer by MII Acquisition Corp. ("MII"), a wholly-owned subsidiary of FMC Corporation ("FMC"), to purchase all of the outstanding shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), and the associated Preferred Stock Purchase Rights (the "Rights"), at a price of $20.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 1995, and in the related Letter of Transmittal (which together constitute the "FMC Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

         Item 7.   Certain Negotiations and Transactions by the Subject
                   Company.

                   The description under Item 7(a) is hereby amended and supplemented by adding the following information:

                   On June 12, 1995, the Company and FMC issued a joint press release, announcing that on June 11, 1995, the Company, MII and FMC entered into an Agreement and Plan of Merger, dated as of June 11, 1995, which provides for, among other matters, MII to amend the FMC Offer to increase the price offered to $28.00 per share of Common Stock, net to the seller in cash. A copy of the joint press release is filed as Exhibit 17 to the
         Schedule 14D-9 and is incorporated herein by reference.

         Item 9.  Material to be Filed as Exhibits.

              The following Exhibit is filed herewith:

              Exhibit 17     -- Joint Press Release dated June 12, 1995






                                    SIGNATURE

                   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the in-formation set forth in this statement is true, complete and correct.


                                       MOORCO INTERNATIONAL INC.


                                       By:  /s/  Michael L. Tiner
                                            Michael L. Tiner
                                            President and
                                            Chief Executive Officer

         Dated:  June 12, 1995









































                                  EXHIBIT INDEX


         Exhibit No.              Description                          Page


              Exhibit 17  -  Joint Press Release dated June 12, 1995     5